Lakeland Financial Corporation | Lake City Bank

2010 Annual Report

Forward-Looking Information

This presentation contains, and future oral and written statements of the Company and its management may contain, forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, plans, objectives, future performance and business of the Company. All statements in this presentation, including forward-looking statements, speak only as of today's date, and the Company undertakes no obligation to update any statement in light of new information or future events.

A number of factors, many of which are beyond the ability of the Company to control or predict, could cause actual results to differ materially from those in its forward-looking statements. Additional information is included in the Company's filings with the Securities and Exchange Commission.

Lake City Bank

Financial Review

David Findlay

President

1988-2008 – 21 Years of Record Earnings
2009-2010 – A Good Start!



2010 Net Income
Growth of 29%
$25,000
$20,000
$15,000
$10,000
$5,000
$-
1988
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2006
2007
2008
2009
2010

Lake City Bank

Net Income and EPS



6% CAGR
$30,000
$25,000
$20,000
$15,000
$10,000
$5,000
$0
$1.60
$1.40
$1.20
$1.00
$0.80
$0.60
$0.40
$0.20
$0.00
$1.46
$1.51
$1.55
$1.58
$1.26
$1.32
$17,958
$18,721
$19,211
$19,701
$18,979
$24,543
2005
2006
2007
2008
2009
2010
Net Income
Diluted EPS

2010 Net Income Growth	29%
2010 Diluted EPS Growth	5%

Lake City Bank

Note: Net income is before preferred dividends.

Average Loans


13% CAGR
$2,100,000
$1,900,000
$1,700,000
$1,500,000
$1,300,000
$1,100,000
$900,000
$700,000
$500,000
$300,000
$1,088,788
$1,270,485
$1,404,068
$1,665,024
$1,901,746
$2,049,209
2005
2006
2007
2008
2009
2010
Commercial
Retail

2010 Growth 8%

Lake City Bank

Loan Breakdown*



Installment - Other Consumer $51,123 2%
Home Equity $182,325 9%
Residential Mortgage $103,118 5%
Commercial & Industrial $665,684 32%
Agri-business - Agriculture $229,479 11%
Commercial RE - Construction $106,980 5%
Other Commercial $38,778 2%
Commercial RE - Multifamily $24,158 1%
Commercial RE - Nonowner Occupied $355,393 17%
Commercial RE - Owner Occupied $329,760 16%

*Consumer Land Development - $4,140 – 0%

As of December 31, 2010

Lake City Bank

Average Deposits


12% CAGR
$2,200,000
$2,000,000
$1,800,000
$1,600,000
$1,400,000
$1,200,000
$1,000,000
$800,000
$600,000
$400,000
$200,000
$1,184,670
$1,387,489
$1,476,725
$1,637,794
$1,870,231
$2,132,608
2005
2006
2007
2008
2009
2010

2010 Growth 14%

Lake City Bank

Deposit Breakdown



Cost of Deposits
5.00%
4.00%
3.00%
2.00%
1.00%
0.00%
2.62%
3.96%
4.35%
3.10%
1.72%
1.31%
2005
2006
2007
2008
2009
2010



Savings $121,844 6%
Other Transaction Accounts $226,449 11%
Demand Deposits $266,424 13%
Rewards Checking $222,974 10%
Public Fund Transaction $259,579 12%
Public Fund CD's $164,514 8%
Brokered CD's $180,562 8%
CDARS $70,058 3%
Retail CD's $620,204 29%

As of December 31, 2010

Lake City Bank

Net Interest Income



$100,000
$90,000
$80,000
$70,000
$60,000
$50,000
$40,000
$30,000
$20,000
$10,000
$0
5.00%
4.50%
4.00%
3.50%
3.00%
2.50%
13% CAGR
$50,263
$52,327
$54,556
$63,268
$80,281
$92,653
3.71%
3.38%
3.22%
3.14%
3.51%
3.73%
2005
2006
2007
2008
2009
2010
Net Interest Income
Net Interest Margin

2010 Growth 15%

Lake City Bank

Non-Interest Income



4% CAGR
$25,000
$20,000
$15,000
$10,000
$5,000
$0
Non-Interest Income
50%
45%
40%
35%
30%
25%
20%
15%
10%
5%
0%
Non-Interest Income/Total Revenue
$18,086
$18,794
$20,242
$22,686
$22,243
$23,225
26%
26%
27%
27%
20%
20%
2005
2006
2007
2008(1)
2009
2010(2)

(1) Excluding gain on redemption of VISA shares in 2008.

(2) Excluding non-cash OTTI in 2010

2010 Growth 4%

Lake City Bank

Non-Interest Expense



7% CAGR
FDIC Special Assessment of $2,614
$60,000
$50,000
$40,000
$30,000
$20,000
$10,000
$0
$38,432
$40,242
$42,923
$47,481
$53,895
$53,435
2005
2006
2007
2008
2009
2010

2010 Growth (1)%

Lake City Bank

(1) Excluding special FDIC assessment and temporary increase in 2009.

Efficiency Ratio


70.00%
65.00%
60.00%
55.00%
50.00%
45.00%
40.00%
Leveraging Offices, People and Technology
61.26%
60.22%
61.57%
56.95%
56.58%
57.39%
54.83%
52.16%
46.81%
2002
2003(1)
2004
2005(2)
2006
2007
2008
2009
2010

(1) Excluding impact of debt extinguishment cost of $804,000
(2) Excluding impact of retail card portfolio sale of $863,000

Lake City Bank

Asset Quality

Trends in NPA's vs. NCO's



0.60%
0.50%
0.40%
0.30%
0.20%
0.10%
0.00%
Net Chargeoffs/Average Loans
2.00%
1.50%
1.00%
0.50%
0.00%
NonPerforming Assets to Total Loans
1.34%
0.56%
0.94%
0.50%
1.02%
0.63%
1.05%
0.65%
1.22%
1.57%
1.95%
0.09%
0.19%
0.19%
0.18%
0.08%
0.04%
0.08%
0.21%
0.43%
0.42%
0.54%
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
Net Chargeoffs/Average Loans
NonPerforming Assets to Total Loans

Lake City Bank

Asset Quality

Loan Loss Reserve Building



+$13,212
+$12,934
$23,947
+$5,567
$21,202
$25,000
$20,000
$15,000
$10,000
$5,000
$0
$10,645
$5,078
$7,990
$11,013
5 Year Period 2004-2008
2009
2010
Provision
Net Charge Off

Lake City Bank

Asset Quality

Charge Offs and Reserve Summary


2008 to 2010 witnessed reserve growth of 139%, or $26mm
Net Chargeoffs/Average Loans
Loan Loss Reserve to Total Loans
0.60%
0.50%
0.40%
0.30%
0.20%
0.10%
0.00%
2.50%
2.00%
1.50%
1.00%
0.50%
0.00%
1.07%
1.07%
1.07%
1.04%
1.03%
1.59%
2.15%
0.08%
0.04%
0.08%
0.21%
0.43%
0.42%
0.54%
2004
2005
2006
2007
2008
2009
2010
Net Chargeoffs/Average Loans
Loan Loss Reserve to Total Loans

Lake City Bank

Paid Dividends Per Share


8% CAGR
$0.700
$0.600
$0.500
$0.400
$0.300
$0.200
$0.100
$0.000
$0.450
$0.490
$0.545
$0.605
$0.620
$0.620
2005
2006
2007
2008
2009
2010

Note - Split Adjusted
- Paid Dividends

2010 Growth 0%

Lake City Bank

TARP Repayment

- Repaid 100% of TARP on June 9, 2010
- Elected not to repurchase warrants from Treasury
- Pro forma capital ratios strong

Capital Structure

Key Ratios and Per Share Data	
Tangible Equity /Tangible Assets	9.10%
TCE /Tangible Assets	9.10%
Tier 1 Risk-Based	12.00%
Total Risk-Based	13.26%
Leverage	9.93%
Book Value	$15.28
Tangible Book Value	$15.08

As of December 31, 2010



Subordinated Debt 9.7%
Reserves 14.1%
Tangible Common Equity 76.2%

Lake City Bank

Shareholder Value
LKFN vs. "The Buyers"



Lakeland Financial Corporation
LKFN JPM KEY WFC FITB NASDAQ
Mar 30, 2011
+250%
+200%
+150%
+100%
+50%
0%
-50%
-100%
© Yahoo!
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Lake City Bank

Lakeland Financial Corporation | Lake City Bank

2010

2010 Annual Report

North |Central Region Market Update

Christopher L. Craft
Senior Vice President
& Regional Manager

J. Chad Stoltzfus
Senior Vice President
& Regional Manager

North |Central Region: Branch Growth

1990

Nappanee
Goshen Downtown

1991

Bremen

1992

Goshen South

1993

Elkhart Beardsley
Ligonier South

1994

Elkhart East
Shipshewana

1995

Middlebury
LaGrange
Concord

1996

Kendallville East
Elkhart Hubbard Hill

1997

Elkhart Northwest
Granger
Mishawaka
Kendallville Downtown
Ligonier Downtown

2001

South Bend Northwest

Lake City Bank

North |Central Region
Banking Service Locations



Lake Michigan
Berrien
Cass
St. Joseph
LaPorte
St. Joseph
Elkhart
LaGrange
Porter
Starke
Marshall
Noble



St. Joseph
Elkhart
LaGrange
Marshall
Noble

Lake City Bank

North|Central Regions: Commercial Loan Growth



Millions
$700
$600
$500
$400
$300
$200
$100
$0
$325MM
$377MM
$417MM
$480MM
$581MM
$629MM
$649MM
2004
2005
2006
2007
2008
2009
2010

Lake City Bank

Serving Local Business



Manufacturing: Walerko Tool

Manufacturing :
Maple City Machine


ARON L. WELSH
VICE PRESIDENT



Distribution Services: Dehco, Inc

Lake City Bank

Serving Local Business


Stahly

Agricultural Products: Edd’s Supply



Medical Services: Boling Vision Center

Lake City Bank

Serving Local Business


ibp

Food Distribution: Troyer Group

Distribution & Retail: Collins & Company





Distribution Services: Pletcher Sales

Lake City Bank

Serving Local Business



Multi Family Housing |
Management & Construction
Services:
Sterling Group



Not for Profit Services:
La Casa of Goshen, Inc.

Lake City Bank

North | Central Region: Deposits



$863MM
$796MM
$746MM
$673MM
$646MM
$594MM
$449MM
$900
$800
$700
$600
$500
$400
$300
$200
$100
$0
Millions
2004
2005
2006
2007
2008
2009
2010

Lake City Bank

Ronald Mc Donald House | Church Community Services | Fellowship of Christian Athletes United Way | Samaritan Center

ETHOS | Bethel College | 5-Star Life | YMCA of Elkhart| St. Margret's House | SCORE | Oaklawn | Bashor Children's Home

South Bend Symphony | Wellfield Botanic Gardens| CAPS | Project Future | IUSB Entrepreneurial Lecture Series| Council on

Aging | Center for History | Elkhart Chamber of Commerce | Center for Homeless | Logan Center | South Bend Rotary |

Boys Scouts of Elkhart & St. Joe Counties| Women's Care Center | Boys & Girls Clubs of St. Joseph County | Arthritis Foundation

CARES | Center for Hospice | Studebaker National Museum | Lifeline/Youth for Christ | Coaches vs. Cancer | Women In Business Ivy

Tech Community College | Minority Business Council | St. Vincent De Paul Society | St. Joseph County Chamber of

Commerce | Goshen Chamber of Commerce | WNIT Public Television | Literacy Council of St. Joe County |

Downtown Elkhart, Inc. | Habitat for Humanity | South Bend Heritage Foundation | Goshen College | Goshen

Housing Authority

University of Notre Dame Shakespeare Festival

Community Engagement

Goshen Community School Foundation

YWCA of North Central Indiana | Goshen Noon Kiwanis | La Casa | Horizon 2.0 | Neighborhood Stabilization Program | Goshen

Chamber | Middlebury Exchange Club | Business Development Corp | Nappanee Redevelopment Commission | Big Brothers Big

Sisters of Elkhart County | Goshen Parks Dept | JA of LaGrange | Shipshewana Retail Merchants Association | American Cancer Society

| LaGrange County Chamber Association | Kendallville Development Corp | Goshen Redevelopment | Nappanee Library Board |

Nappanee Chamber | Elkhart County 4-H | Indiana Youth Institute | Middlebury Chamber | Wa -Nee Community Schools

Elkhart South Central Neighborhood Planning | Boys & Girls Club of Nappanee | Fairfield High School Band Boosters |

| LaGrange County 4-H | Greencroft | Downtown Goshen Inc | EDC of Elkhart | Westview

School Corp. | Elkhart County Redevelopment | LaGrange United Fund |

Reality Store:

Teaching Children to Succeed Financially






Help Desk
Fate
Charity


Child Care




Lake City Bank
Reality Store


Housing
Transportation


Child Care
Insurance

Lake City Bank

Success Factors:

- Demonstrated commitment to local businesses
- Deep understanding of local businesses
- Practical local credit underwriting
- Rapid response to credit needs
- Long term relationship management approach
- High client service levels
- Direct calling efforts on local business
- Array of complimentary products tailored to needs of local business
- Skilled bankers who hustle and care
- Support from clients, board, community leaders and centers of influence

Lake City Bank

Working Together:
Our People Make a Difference

Central Retail Banking



Central Commercial Banking



Working Together: Our People Make a Difference

North Retail Banking





North Commercial Banking



North Product Partners



Lake City Bank



Lakeland Financial Corporation | Lake City Bank
2010
2010 Annual Report

Thank you for joining us

Lake City Bank